Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario (October 7, 2004) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a research and development company focused on immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders, will release its quarterly results after the close of the North American financial markets on Wednesday, October 13, 2004. A conference call will follow at 4:30 p.m. Eastern Time, during which management will provide a company update and discuss third quarter results. Participants are invited to attend by connecting 10 minutes prior to the call to one of the following:

Audio Web Cast*	www.vasogen.com
Direct Dial	416-695-5261
Toll-free	1-877-888-4605

A re-broadcast of the conference call may be accessed by:

Audio Web Cast*	www.vasogen.com
Direct Dial	1-866-576-1010 Pin code: 5367
Windows Media Player required*

About Vasogen:
Vasogen is a leader in the research and commercial development of immune modulation therapies targeting the chronic inflammation underlying cardiovascular disorders. Vasogen’s lead product, Celacade™ (immune modulation therapy) is currently in pivotal phase III clinical trials for the treatment of chronic heart failure and peripheral arterial disease. The Company’s 2,000-patient ACCLAIM trial, being conducted at cardiac centers throughout North America and Europe, is investigating the impact of Celacade™ on reducing the risk of mortality and morbidity in advanced chronic heart failure patients. Vasogen’s 500-patient SIMPADICO trial, being conducted at medical centers throughout North America, is designed to further investigate the impact of Celacade™ on reducing the debilitating symptoms associated with peripheral arterial disease. Celacade™ is designed to target chronic inflammation by activating the immune system’s physiological anti-inflammatory response to apoptotic cells. Vasogen is also developing a new class of drugs designed to interact with immune cells leading to the modulation of cytokines – potent chemical messengers that regulate and control inflammation. VP025, the lead candidate from this new class of drugs, is in preclinical development for the treatment of neurogenerative disorders including Parkinson’s and Alzheimer’s disease.

This press release and upcoming conference call contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.